UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

                      Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 1, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2014

UNAUDITED

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,361	4,144	2,887
Short-term deposits	544	-	1,278
Trade receivables	134	106	126
Other accounts receivable	616	867	473
Restricted deposits	22	23	23
Inventories	222	409	302

	3,899	5,549	5,089

NON-CURRENT ASSETS:
Property, plant and equipment, net	26	66	61
Intangible assets, net	2,763	4,667	2,865

	2,789	4,733	2,926

Total assets	6,688	10,282	8,015

The accompanying notes are an integral part of the financial statements.

2

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited
	U.S. dollars in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	484	662	615
Other accounts payable	700	627	604

	1,184	1,289	1,219

NON-CURRENT LIABILITIES:
Employee benefit liabilities	27	13	11

	27	13	11

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	6,198	6,093	6,093
Share premium and options	148,276	148,343	148,327
Accumulated deficit	(147,589)	(144,774)	(146,073)
Treasury shares	(1,501)	(2,348)	(2,091)
Foreign currency translation adjustments of foreign operations	-	-	-
Reserve from transactions with non-controlling interests	9	9	9

	5,393	7,323	6,265
Non-controlling interests	84	1,657	520

Total equity	5,477	8,980	6,785

Total liabilities and equity	6,688	10,282	8,015

The accompanying notes are an integral part of the financial statements.

David Bassa	Josh Levine	David Kestenbaum
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Company's Board: November 30, 2014.

3

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Revenues	1,254	1,658	287	473	2,369
Cost of sales	(391)	(567)	(121)	(180)	(741)

Gross profit	863	1,091	166	293	1,628

Research and development expenses	(133)	(75)	(43)	(32)	(113)
Selling and marketing expenses	(868)	(1,620)	(143)	(326)	(1,691)
General and administrative expenses	(1,691)	(1,546)	(474)	(152)	(2,048)
Impairment of intangible assets	-	-	-	-	(1,729)
Impairment of fixed and intangible assets in subsidiary	(141)	-	-	-	-
Other gains, net	-	1,056	-	1,046	1,059

Operating profit (loss)	(1,970)	(1,094)	(494)	829	(2,894)

Finance income	17	59	2	20	61
Finance expenses	(86)	(21)	(76)	(8)	(35)

Finance income, net	(69)	38	(74)	12	26

Losses from investment in associate	-	(845)	-	(396)	(845)

Loss for the period	(2,039)	(1,901)	(568)	445	(3,713)

Other comprehensive income (loss):
Items which can be classified to profit or loss:
Foreign currency translation differences	-	108	-	40	108
Reclassification of foreign currency translation adjustments to Other gains, net	-	(221)	-	(221)	(221)

Total other comprehensive income (loss)	-	(113)	-	(181)	(113)

Total comprehensive loss for the period	(2,039)	(2,014)	(568)	264	(3,826)

Loss for the period attributable to:
Equity holders of the Company	(1,759)	(1,326)	(510)	549	(2,476)
Non-controlling interests	(280)	(575)	(58)	(104)	(1,237)

	(2,039)	(1,901)	(568)	445	(3,713)
Total comprehensive loss for the period attributable to:
Equity holders of the Company	(1,759)	(1,439)	(510)	368	(2,589)
Non-controlling interests	(280)	(575)	(58)	(104)	(1,237)

	(2,039)	(2,014)	(568)	264	(3,826)

Basic and diluted loss per share (in U.S. dollars)	(0.008)	(0.006)	(0.002)	0.002	(0.011)

The accompanying notes are an integral part of the financial statements.

4

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2014
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2014 (audited)	6,093	148,327	(146,073)	(2,091)	9	6,265	520	6,785

Loss for the period	-	-	(1,759)	-	-	(1,759)	(280)	(2,039)

Total comprehensive loss	-	-	(1,759)	-	-	(1,759)	(280)	(2,039)

Share-based payment to employees and others	-	-	243	-	-	243	7	250
Share-based payment to vendor	14	158	-	-	-	172	-	172
Sale of treasury shares	-	(197)	-	590	-	393	(163)	230
Exercise of warrants and stock options into shares	91	(12)	-	-	-	79	-	79

Balance as of September 30, 2014 (unaudited)	6,198	148,276	(147,589)	(1,501)	9	5,393	84	5,477

*) Represents an amount lower than USD 1 thousand.

The accompanying notes are an integral part of the financial statements.

5

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Nine months ended September 30, 2013
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the period	-	-	(1,326)	-	-	-	(1,326)	(575)	(1,901)
Other comprehensive loss	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(1,326)	-	(113)	-	(1,439)	(575)	(2,014)

Share-based payment to employees and others	-	-	112	-	-	-	112	378	490
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	213	213	(213)	-
Issuance of shares and options	90	876	-	-	-	-	966	-	966
Exercise and expiration of stock options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(6)	-	121	-	-	115	(4)	111
Payment to supplier	-	(30)	-	-	-	-	(30)	-	(30)
Exercise of stock options into shares	6	28	-	-	-	-	34	-	34

Balance as of September 30, 2013 (unaudited)	6,093	148,343	(144,774)	(2,348)	-	9	7,323	1,657	8,980

The accompanying notes are an integral part of the financial statements.

6

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2014
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Reserve from transactions with non-controlling interests	Total	Non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of July 1, 2014 (unaudited)	6,180	148,146	(147,126)	(1,501)	9	5,708	141	5,849

Loss for the period	-	-	(510)	-	-	(510)	(58)	(568)
Other comprehensive loss	-	-	-	-	-	-	-	-

Total comprehensive loss	-	-	(510)	-	-	(510)	(58)	(568)

Share-based payment to employees and others	-	-	47	-	-	47	1	48
Share-based payment to vendor	14	121	-	-	-	135	-	135
Sale of treasury shares	-	-	-	-	-	-	-	-
Exercise of warrants and stock options into shares	4	9	-	-	-	13	-	13

Balance as of September 30, 2014 (unaudited)	6,198	148,276	(147,589)	(1,501)	9	5,393	84	5,477

The accompanying notes are an integral part of the financial statements.

7

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended September 30, 2013
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of July 1, 2013 (audited)	6,001	147,489	(144,935)	(2,469)	181	9	6,276	1,722	7,998

Income for the period	-	-	549	-	-	-	549	(104)	445
Other comprehensive income	-	-	-	-	(181)	-	(181)	-	(181)

Total comprehensive loss	-	-	549	-	(181)	-	368	(104)	264

Share-based payment to employees and others	-	-	(388)	-	-	-	(388)	43	(345)
Issuance of shares and options	90	876	-	-	-	-	966	-	966
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	-	-	-	-
Sale of treasury shares	-	(6)	-	121	-	-	115	(4)	111
Payment to supplier	-	(30)	-	-	-	-	(30)	-	(30)
Exercise of stock options into shares	2	14	-	-	-	-	16	-	16

Balance as of September 30, 2013 (unaudited)	6,093	148,343	(144,774)	(2,348)	-	9	7,323	1,657	8,980

The accompanying notes are an integral part of the financial statements.

8

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Year ended December 31, 2013
	Attributable to equity holders of the Company
	Share capital	Share premium and options	Accumulated deficit	Treasury shares	Foreign currency translation adjustments of foreign operations	Reserve from transactions with non- controlling interests	Total	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2013 (audited)	5,997	147,475	(143,560)	(2,469)	114	(204)	7,353	2,071	9,424

Loss for the year	-	-	(2,476)	-	-	-	(2,476)	(1,237)	(3,713)
Other comprehensive loss	-	-	-	-	(113)	-	(113)	-	(113)

Total comprehensive loss	-	-	(2,476)	-	(113)	-	(2,589)	(1,237)	(3,826)

Share-based payment to employees and others	-	-	(7)	-	-	-	(7)	(58)	(65)
Issuance of shares and warrants	90	876	-	-		-	966	-	966
Exercise of options in associate	-	-	-	-	(1)	-	(1)	-	(1)
Sale of treasury shares	-	(52)	-	378	-	-	326	(43)	283
Conversion of convertible loan into capital in subsidiary	-	-	-	-	-	213	213	(213)	-
Other	-	-	(30)	-	-	-	(30)	-	(30)
Exercise of warrants into shares	6	28	-	-	-	-	34	-	34

Balance as of December 31, 2013 (audited)	6,093	148,327	(146,073)	(2,091)	-	9	6,265	520	6,785

The accompanying notes are an integral part of the financial statements.

9

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Loss for the period	(2,039)	(1,901)	(568)	445	(3,713)
Adjustments to reconcile loss to net cash used in operating activities (a)	243	(78)	113	(1,203)	1,214

Net cash used in operating activities	(1,796)	(1,979)	(455)	(758)	(2,499)

Cash flows from investing activities:

Proceeds from sale of investment in associate	291	2,724	-	2,724	3,054
Increase in restricted deposit	1	-	166	-	-
Decrease (increase) in short-term bank deposits	701	1,640	-	1,058	366
Purchase of property, plant and equipment	(10)	(10)	-	-	-
Purchase of intangible assets	-	(73)	-	-	(84)
Other investments	-	-	-	-	-

Net cash provided by (used in) investing activities	983	4,281	166	3,782	3,336

Cash flows from financing activities:

Sale of treasury shares	230	111	-	111	283
Proceeds from exercise of stock options into shares	79	34	13	16	34

Net cash provided by financing activities	309	145	13	127	317

Increase (decrease) in cash and cash equivalents	(504)	2,447	(276)	3,151	1,154
Gains (losses) from exchange rate differences on cash and cash equivalents	(22)	1	(39)	(2)	37
Cash and cash equivalents at the beginning of the period	2,887	1,696	2,676	995	1,696

Cash and cash equivalents at the end of the period	2,361	4,144	2,361	4,144	2,887

The accompanying notes are an integral part of the financial statements.

10

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	43	234	11	77	313
	Loss from disposal of property, plant and equipment	-	-	-	-	2
	Impairment of fixed and intangible assets in subsidiary	141	-	-	-	-
	Share-based payment for patent expenses	-	13	-	13	-
	Share-based payment transactions to employees and others	250	490	48	(345)	(65)
	Revaluation of short-term deposits	33	(25)	40	(1)	(29)
	Exchange rate differences on operating activities	22	(2)	39	1	(37)
	Change in employee benefit liabilities, net	16	-	-	-	(2)
	Loss (gain) from change in holding rate in associate	-	(10)	-	-	(10)
	Losses from investment in associate	-	845	-	396	845
	Impairment of intangible assets	-	-	-	-	1,729
	Gain from sale of investment in associate	-	(1,046)	-	(1,046)	(1,051)

		505	499	138	(905)	1,695
	Changes in operating asset and liability items:

	Decrease (increase) in trade receivables	(8)	(30)	10	(9)	(50)
	Decrease (increase) in other accounts receivable	(299)	(37)	50	(22)	30
	Decrease (increase) in inventories	80	(180)	79	(144)	(73)
	Increase (decrease) in trade payables	(131)	(38)	(41)	(30)	(86)
	Increase (decrease) in other accounts payable	96	(292)	(123)	(93)	(302)

		(262)	(577)	(25)	(298)	(481)

		243	(78)	113	(1,203)	1,214

(b)	Additional information on cash flows from operating activities:

	Interest received	3	22	-	4	24

The accompanying notes are an integral part of the financial statements.

11

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited				Audited
		U.S. dollars in thousands

(c)	Non-cash activities:

	Purchase of property, plant and equipment and intangible assets on suppliers' credit	-	-	-	-	73

	Allotment of shares to Aurum	-	-	-	-	913

	Conversion of convertible loan into capital in subsidiary	-	377	-	-	377

	Share-based payment for intangible assets	172	-	135	-	49

	Receivables from sale of investment in associate	-	637	-	637	297

The accompanying notes are an integral part of the financial statements.

12

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766. The Company owns 54.72% of the issued and outstanding share capital of InterCure Ltd. (“InterCure”), a public company whose shares are traded on the Tel-Aviv Stock Exchange (“TASE”). The Company also owns 100% of Xtepo Ltd. (“Xtepo”).

The Company's American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market and its securities are traded on the TASE.

On January 7, 2014, the Company signed a licensing agreement with Yeda Research and Development Company Ltd. (“Yeda”) to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus (“SLE”). The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist. For additional information, see Note 4 below.

On July 25, 2012, the Company completed the acquisition of approximately 50.79% of the issued and outstanding share capital of InterCure Ltd., a public company whose shares are traded on the TASE and is engaged in the research, development, marketing and sale of home medical devices for the non-medicinal and non-invasive treatment of various diseases such as hypertension, congestive cardiac failure, insomnia and stress. In the context of the acquisition, the Company provided InterCure a loan that was convertible into shares of InterCure. On May 16, 2013, the Company informed InterCure of its decision to convert the entire convertible loan which had been extended by the Company in the context of the acquisition into 7,620,695 ordinary shares of InterCure as predetermined in the acquisition agreement. Following the conversion and as of September 30, 2014, the Company holds approximately 54.72% of InterCure's issued and outstanding share capital. For additional information regarding the Company’s investment in InterCure, see Notes 4 and 6a below.

On November 21, 2012, the Company acquired approximately 31.35% of the shares of Proteologics Ltd. (“Proteologics”), a public company whose shares are traded on the TASE in consideration of approximately NIS 6.5 million (approximately $ 1.7 million) paid in cash. On September 12, 2013, the Company sold its entire investment in Proteologics (representing 44.95% of Proteologics issued and outstanding capital at the time) in consideration of approximately $3.4 million after having acquired an additional 14.13% of Proteologics' shares on September 11, 2013. As of September 30, 2014, the Company no longer holds any shares of Proteologics (for additional details, see also Note 12 to the 2013 annual financial statements).

As of the date of the report, the Company is in the planning stages for the implementation of a Phase II clinical trial of the recombinant EPO (“rHuEPO”) drug for treating Multiple Myeloma patients. As part of said preparations, the Company previously conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of Multiple Myeloma patients and is preparing market analyses and regulatory activities. The data collected in the preliminary study will be combined in the plans and preparations for the implementation of the Phase II clinical trial, as needed.

13

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction in which it acquired the activity of MinoGuard Ltd. (“MinoGuard”), founded by Mor Research Applications Ltd. (“Mor”) by way of receiving an exclusive license to use MinoGuard's entire technology, including SAM-101, a combination drug for treating psychotic diseases, focusing on schizophrenia, in return for sales royalties and milestone payments to be made over the clinical development period. The drug is based on a combination of existing antipsychotic drugs and a recognized medicinal compound (Minocycline).

The following are the Company's subsidiaries as of September 30, 2014:

InterCure - a publicly traded company on the TASE. InterCure has two subsidiaries - InterCure Inc., incorporated in the U.S., and InterCure UK (inactive), incorporated in the UK.

Xtepo - a private company incorporated in Israel in November 2009 which holds a license for the exclusive use of the patent for the rHuEPO drug for treating Multiple Myeloma patients.

b.	The Company has incurred continuing losses and depends on outside financing resources to continue its activities. The Company's only source of income at this stage originates from InterCure, a subsidiary in which control was acquired on July 25, 2012. Based on existing business plans, the Company's management estimates that its outstanding cash and cash equivalent balances, including short-term deposits, will allow the Company to finance its activities at least until the first quarter of 2016 (independently of InterCure, which is 54.72% held). However, the amount of cash which the Company will need in practice to finance its activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which the Company might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to the Company in excess of management's current and known expectations as of the date of these financial statements and which will require the Company to reallocate funds against plans, also due to circumstances beyond its control. The Company's ability to continue operating and finalizing the development of the above mentioned drugs will require obtaining additional financial resources.

The Company expects to incur additional losses in 2014 arising from research and development activities and testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. Accordingly, in order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, the Company will be forced to raise additional funds in the future by issuing securities. Should the Company fail to raise additional capital in the future under standard terms, it will be required to minimize its activities or sell or grant a sublicense to third parties to use all or part of its technologies.

14

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

InterCure has noted in its consolidated financial statements for the year ended December 31, 2013, that there is substantial doubt regarding its ability to continue as a going concern. As of December 31, 2013, the Company has impaired its assets accordingly (see Note 14f to the 2013 annual financial statements with regard to the impairment). These financial statements of the Company include no further adjustments of the value of assets and liabilities, if any, that will apply if InterCure is unable to continue operating as a going concern. For additional details regarding the Company’s investment in InterCure, see Note 6c below.

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Company and its subsidiaries (the “Group”) as of September 30, 2014 and 2013 and for the interim periods of nine and three months then ended (“Interim Financial Information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) and includes the additional disclosure requirements in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. This Interim Financial Information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This Interim Financial Information should be read in conjunction with the annual financial statements for 2013 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates – the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2013.

15

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2013, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2014 as described below:

a.	IAS 34 (Revised), “Interim Financial Reporting” (“IAS 34R”):

IAS 34R, which forms part of the Annual Improvements document issued in May 2012, clarifies the disclosure requirements in interim financial reporting regarding segment assets and segment liabilities. According to IAS 34R, disclosure must be provided in the interim financial statements for the measure of total assets and total liabilities attributed to a certain reporting segment if these amounts are regularly provided to the Chief Operating Decision Maker (“CODM”) and in the event of a material change in the measures already disclosed in respect of said reporting segment in the latest annual financial statements.

The Group has adopted IAS 34R for the first time for the annual period commencing on January 1, 2013. The initial adoption of IAS 34R did not have a material impact on the Group's consolidated financial statements.

b.	IAS 36, “Impairment of Assets” (“IAS 36”):

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Group early adopted these disclosure requirements in the annual consolidated financial statements for the year ended December 31, 2013.

16

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 5, 2014, Mr. David Kestenbaum entered his position as CFO of the Company in place of the former CFO and Deputy CEO of the Company, Mr. Ronen Twito, following Mr. Twito’s notice that he wished to terminate his employment with the Company. Mr. Kestenbaum’s appointment and employment terms as CFO of the Company were approved by the Company's Board on December 30, 2013.

b.	On January 7, 2014, the Company signed a licensing agreement with Yeda to develop hCDR1, a Phase II-ready asset for the treatment of Systemic Lupus Erythematosus. The terms of the licensing agreement include, among other things, expense reimbursement for patent expenses, certain milestone payments to Yeda, low single-digit royalties based on net sales, and additional customary royalties to the Office of the Chief Scientist.

c.	On January 20, 2014, InterCure announced it had entered into an agreement with Giboov Ltd. (“Giboov”) to terminate a Strategic Service Agreement the parties entered into on September 14, 2012, effective as of January 31, 2014 (the “Arrangement”). According to the Arrangement, all 20,185,184 non-marketable stock options for the purchase of InterCure shares which were granted to Giboov under the Strategic Service Agreement expired on March 1, 2014. Following the expiration, Giboov holds no such non-marketable stock options.

Further, on January 23, 2014, InterCure announced that it had agreed to retain the services of Universal McCann Israel, Ltd. (“McCann”) in which McCann will provide professional services relating to the promotion and marketing of InterCure’s products via the internet for a period of three years effective February 1, 2014. According to the new agreement, InterCure shall pay McCann a monthly fee in exchange for online marketing services, ranging between $8,000 and $13,000, and contingent upon achievement of sales targets. In August 2014 InterCure terminated the agreement with McCann.

d.	On January 28, 2014, following the resolution of the Company’s Board to file a petition with the Tel-Aviv-Jaffa District Court (the “Court”) and to convene a meeting of shareholders and a meeting of warrant (series 2) holders in order to extend the term of warrants (series 2) of the Company, and in light of the approval by those general meetings of the Board resolution, the Court granted the request to extend the term of warrants (series 2) of the Company until October 28, 2014. On October 28, 2014, the outstanding 12,217,106 warrants (series 2) expired.

e.	On March 17, 2014, the Company's extraordinary general meeting of shareholders decided to approve the terms of an employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position, in accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014, and in accordance with the Israeli Companies Law – 1999.

Mr. Levine’s employment terms include an allocation of 1,500,000 stock options exercisable into 1,500,000 Ordinary shares of NIS 0.1 par value each of the Company, as follows: 600,000 stock options are exercisable into 600,000 ordinary shares of the Company for an exercise price of NIS 0.6 per stock option, and an additional 900,000 stock options are exercisable into 900,000 ordinary shares of the Company for an exercise price of NIS 0.9 per stock option. The fair value of all the stock options according to the Black-Scholes model pursuant to IFRS 2 as of the date of grant (the date of the Company's Board's decision – namely January 30, 2014) was approximately $244,000.

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

The exercise period of the stock options is a maximum of ten years from the grant date. The stock options vest in twelve equal portions each quarter over a period of three years from the grant date. The value of each stock option is based on the following assumptions: expected dividend rate of 0%, expected standard deviation of 154.49%, risk-free interest rates of 2.60%-2.87% and expected life until exercise of 5-6.5 years.

f.	On April 2, 2014, the Company filed a Registration Statement on Form F-3 under the Securities Act of 1933, as amended, relating to the offer and sale, from time to time of ADSs or warrants to purchase ADSs to be sold directly by the Company in one or more offerings. The proposed maximum aggregate offering price of the securities is $40,000,000. On April 4, 2014, the Company’s received a notice of effectiveness on the registration statement from the Securities and Exchange Commission.

g.	In April 2014, 3,010,000 non-marketable stock options of the Company were exercised into 3,010,000 ordinary shares of the Company, and the aggregate exercise price paid to the Company was $66,000.

h.	On May 14, 2014, the Company issued 222,605 shares to Yeda in accordance with the licensing agreement described in note 4b above.

i.	On May 18, 2014, Mr. Marc Allouche, a director, resigned from the board of directors of the Company.

j.	On June 15, 2014, following the resignation of Mr. Marc Allouche, the Board approved naming Mr. David Bassa the new chairman of the board of directors of the Company replacing Mr. Amit Yonay. Mr. Yonay, who remains a director, joined the audit committee of the board of directors. These changes resulted in the Company returning to compliance with the listing standards of the Nasdaq Stock Market and with the Israeli Companies Law.

k.	On June 22, 2014, the Company signed an agreement with InterCure according to which the Company shall grant InterCure a loan in the amount of $50,000 (the “Loan”). The Loan was to be repaid within 60 days of the Effective Grant Date, defined in the agreement as being the date of the transfer of funds to InterCure. Were a general meeting of InterCure’s shareholders to approve a collateral to the Loan within 60 days of the Effective Grant Date, the loan was to become due within 12 months of the Effective Grant Date.

On August 25, 2014, the Company agreed to extend the repayment term of the Loan until October 19, 2014, pending the signing of an amendment to the Loan agreement. InterCure’s Board of Directors approved the signing of the amendment and the extension of the Loan repayment term on August 31, 2014. For additional information regarding the Loan, see Note 6c below.

l.	On July 24, 2014, InterCure signed a memorandum of understanding (the “MOU”) with a third party, according to which the third party shall transfer its rights in a protected housing operation in consideration of an allotment of 85% of the issued and paid up capital of InterCure. According to the MOU, the transaction shall close no later than September 30, 2014.

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

On September 18, 2014, InterCure announced it had reached a mutual agreement with the third party not to pursue the transaction. For additional details regarding the Company’s investment in InterCure, see Note 6c below.

m.	In August 2014, 150,000 non-marketable stock options of the Company were exercised into 150,000 ordinary shares of the Company, for an aggregate exercise price of approximately $13,000.

n.	On September 23, 2014, the Company announced the convening of an annual general meeting of its shareholders. On the agenda were the mandatory resolutions under the Israeli Companies Law – 1999, review of the 2013 annual Financial Statements, Auditors Reappointment, Directors Reappointment and additional matters such as new directors’ remuneration and renewal of the Company's D&O insurance framework. For additional information, see Note 6b below.

o.	On September 28, 2014, the Company filed a Preliminary Prospectus Supplement under the Securities Act of 1933, as amended, relating to the offer and sale of ADSs or warrants by the Company.

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING

The Group's management has established operating segments in accordance with reports reviewed by the CODM and which are used to make strategic decisions. Until July 25, 2012, the Company had a single operating segment - drug development. Effective from said date, following the acquisition of InterCure, the CODM reviews the business activities both according to the nature of the activity and the geographical location of the activity. With respect to the nature of the activity, the CODM reviews the operating results of the drug development activity and of the medical device activity. From a geographical standpoint, the CODM reviews the performance of sales of medical devices in the U.S., the UK and the rest of the world.

Segment reporting data for the nine and three month periods ended September 30, 2014 and 2013, and for the year ended December 31, 2013:

	Nine months ended September 30, 2014 (unaudited)
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,091	155	8	-	-	1,254
Inter-segment revenues	-	-	450	-	(450)	-

Total revenues	1,091	155	458	-	(450)	1,254

Segment results before current amortization of intangible assets identified in the acquisition	(37)	(6)	-	(434)	-	(477)
Current amortization of intangible assets identified in the acquisition	(26)	(3)	-	-	-	(29)
Segment results	(63)	(9)	-	(434)	-	(506)

Unallocated joint expenses						(1,464)
Finance income (expense), net						(69)

Loss before taxes on income						(2,039)

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING (Cont.)

	Nine months ended September 30, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	1,434	212	12	-	-	1,658
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	1,434	212	1,053	-	(1,041)	1,658

Segment results before current amortization of intangible assets identified in acquisition	15	4	1	(302)	-	(282)

Current amortization of intangible assets identified in acquisition	(170)	(24)	(1)	-	-	(195)

Segment results	(155)	(20)	-	(302)	-	(477)

Unallocated joint expenses						(1,673)
Other income, net						1,056
Financial income, net						38
Losses from investment in associate						(845)

Loss for the period						(1,901)

	Three months ended September 30, 2014 (unaudited)
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	250	35	2	-	-	287
Inter-segment revenues	-	-	372	-	(372)	-

Total revenues	250	35	374	-	(372)	287

Segment results before current amortization of intangible assets identified in the acquisition	72	7	-	(181)	-	(102)
Current amortization of intangible assets identified in the acquisition	(9)	(1)	-	-	-	(10)
Segment results	63	6	-	(181)	-	(112)

Unallocated joint expenses						(382)
Finance income (expense), net						(74)

Loss before taxes on income						(568)

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XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 5:	SEGMENT REPORTING (Cont.)

	Three months ended September 30, 2013 (unaudited)
	Medical devices			Drug
	U.S.	UK	Other	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	424	48	1	-	-	473
Inter-segment revenues	-	-	558	-	(558)	-

Total revenues	424	48	559	-	(558)	473

Segment results before current amortization of intangible assets identified in the acquisition	10	1	(1)	(151)	-	(141)
Current amortization of intangible assets identified in the acquisition	(59)	(7)	(1)	-	-	(67)
Segment results	(49)	(6)	(2)	(151)	-	(208)

Unallocated joint expenses						(9)
Other income, net						1,046
Financial income, net						12
Loss from investment in associate						(396)

Profit for the period						445

	Year ended December 31, 2013
	Medical devices			Drug
	U.S.	UK	Israel	development	Adjustments	Total
	U.S. dollars in thousands
Revenues:

External customers	2,076	278	15	-		2,369
Inter-segment revenues	-	-	1,041	-	(1,041)	-

Total revenues	2,076	278	1,056	-	(1,041)	2,369

Segment results before current amortization of intangible assets identified in the acquisition	128	24	1	(385)	-	(232)
Current amortization of intangible assets identified in the acquisition	(231)	(29)	(1)	-	-	(261)
Impairment of intangible assets	(1,532)	(189)	(8)	-	-	(1,729)
Segment results	(1,635)	(194)	(8)	(385)	-	(2,222)

Unallocated joint expenses						(1,731)
Other gains, net						1,059
Finance income (expense), net						26
Earnings from investment in associate						(845)

Loss before taxes on income						(3,713)

22

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 (UNAUDITED)

NOTE 6:	EVENTS AFTER THE REPORTING PERIOD

a.	On October 3, 2014, following informal requests from shareholders, the Company announced it plans to convene a shareholders meeting in order to strengthen the Board by appointing additional directors, designated by such shareholders, with financial and biotech expertise. The timing of such shareholders meeting has yet to be determined and the Company shall publish a notice convening such meeting once the details are known. It is anticipated that some of the current directors may resign after such shareholders meeting.

b.	On October 27, 2014, the Company announced the postponement of the Annual Shareholders' Meeting (the “Meeting”). On November 25, 2014, the Company announced that the Meeting was rescheduled for December 30, 2014.

c.	On November 3, 2014, InterCure announced that on November 2, 2014, its Audit Committee and Board of Directors approved the signing of an agreement with Green Forest Global Ltd. (the “Agreement” and “Green Forest”, respectively) a company wholly owned by Mr. Alex Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, Green Forest will be allotted 5,245,295 ordinary shares of InterCure (the “Allotted Shares”) representing 51% of the issued and outstanding shares of InterCure at the time of the allotment for US$ 460,000. If approved by an extraordinary general meeting of shareholders of InterCure, the transaction will put Mr. Rabinovitch in control of the 4,354,881 shares of the Company held by InterCure.

In addition, the Agreement grants Green Forest the following three options:

1.	Option to purchase an additional 3,416,818 ordinary shares of InterCure under the same terms for US$ 300,000, exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

2.	Option to acquire the Company shares held by InterCure at a price of NIS 0.30 per share, exercisable within 6 months of the Transaction Completion Date.

3.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

Under the Agreement, Green Forest will provide InterCure with a qualifying, non-secured, non-guaranteed, non-interest bearing and non-indexed loan of US$ 40,000 for a period of 60 days. At the time of the completion of the transaction, the loan will be repaid by the sale of shares of the Company held by InterCure to Green Forest for the value of the loan (US$ 40,000) at a price of NIS 0.30 per share.

In addition, at the time of and as a condition for the completion of the transaction, the outstanding loan of US$ 50,000 owed by InterCure to the Company will be converted to 569,470 ordinary shares of InterCure.

As of the date of approval of the Financial Statements, the extraordinary general meeting is scheduled to take place on December 9, 2014.

- - - - - - - - - - - -

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About XTL Biopharmaceuticals Ltd. ("XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

Investor Contacts:

Jeffrey Goldberger / Garth Russell

KCSA Strategic Communications

Phone: 212-896-1249 / 212-896-1250

Email: jgoldberger@kcsa.com / grussell@kcsa.com

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 1, 2014	By:	/s/ David Kestenbaum
David Kestenbaum
Chief Financial Officer

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